Exhibit 99.86

For Immediate Release	December 23, 2010

RIO ALTO ANNOUNCES $50,020,000 PRIVATE PLACEMENT FINANCING

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

Rio Alto Mining Limited (“Rio Alto”) (TSXV: RIO; BVL: RIO; OTCQX: RIOAF; DB Frankfurt: MS2 and A0MSLE) announced today that it has entered into an agreement with a syndicate of underwriters led by GMP Securities L.P. and including Scotia Capital Inc., Clarus Securities Inc. and Stonecap Securities Inc. (the “Underwriters”), pursuant to which the Underwriters have agreed to sell on behalf of the Company on a bought deal private placement basis 24,400,000 common shares (the “Common Shares”) of the Company, at a price of C$2.05 per Common Share (the “Offering Price”) for aggregate gross proceeds to the Company of C$50,020,000 (the "Offering").

The Company has agreed to grant the Underwriters an over-allotment option to purchase up to an additional 3,660,000 Common Shares at the Offering Price, exercisable in whole or in part, at any time up to 48 hours prior to the Closing Date. If this option is exercised in full, an additional C$7,503,000 will be raised pursuant to the Offering and the aggregate gross proceeds of the Offering will be C$57,523,000.

The Company intends to use the net proceeds to advance the La Arena property and for general corporate purposes.

The Offering is expected to close on or about January 20, 2011 and is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory and stock exchange approvals, including the approval of the TSX Venture Exchange and the applicable securities regulatory authorities.

The Common Shares being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States, or for the account or benefit of any U.S. persons absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto’s SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED
Anthony Hawkshaw
Director and Chief Financial Officer

FOR FURTHER INFORMATION, CONTACT:

Anthony Hawkshaw, CFO & Director	Alejandra Gomez, Investor Relations
Phone: +1 604 628 1401	Phone: 604.628.1401
Phone: +511 625 9900	Fax: 866.393.4493
Email: tonyh@rioaltomining.com	Email: alejandrag@rioaltomining.com

Web: www.rioaltomining.com

Forward Looking Statements

Certain statements contained herein constitute forward-looking statements, including the expected amount of and use of proceeds and timing of the closing of a private placement of the Shares and for the development of the La Arena Gold Oxide Project. Rio Alto believes the expectations reflected in these forward looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements in this press release should not be unduly relied upon. Closing of the private placement could be delayed if Rio Alto cannot obtain necessary regulatory approvals within anticipated timelines and will not be completed unless certain conditions customary for transactions of this sort are satisfied. Forward looking statements included in this press release are made as of the date of this press release and Rio Alto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities legislation.

The Common Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold in the United States or to U.S. persons except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities laws or pursuant to an exemption therefrom. Accordingly, this news release does not constitute an offer for sale of common shares in the United States.